May 15, 2009

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re: Cummins Inc.

Form 10-K for the Year Ended December 31, 2008

Filed February 27, 2009

File No. 001-04949

Dear Mr. Cascio:

We refer to your letter dated April 30, 2009, commenting on the financial statements and disclosures in Cummins Inc.’s (“Cummins,” "the Company," “we,” “our,” or “us”) Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on February 27, 2009.  For your convenience and ease of reference we have repeated each of the staff’s comments below and have numbered each comment and our response (in bold) thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 3. Legal Proceedings, page 21

1.   We note your disclosure that you have been identified as a potentially responsible party at multiple waste disposal sites under U.S. federal and related state environmental statutes and regulations, and that some of the lawsuits and claims “involve potential monetary sanctions that may exceed $100,000.”  Please tell us your basis for omitting the disclosure under Item 103 of Regulation S-K with respect to these proceedings.  Refer to Instruction 5.C of Item 103.

We respectfully advise the Staff that, pursuant to Instruction 5 of Item 103 of Regulation S-K, the referenced proceedings, individually and/or in the aggregate, are not material to our business or financial condition; the potential anticipated damages, monetary sanctions, capital expenditures, deferred charges and/or charges to income relative to such proceedings, individually and/or in the aggregate, are not expected to exceed 10 percent of our consolidated current assets; and we have grouped and described generically such proceedings because we believe they are similar in nature.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

2.   In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please tell us and consider disclosing the following in future filings:

        The reporting unit level at which you test goodwill for impairment and your basis for that determination;

        A quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

        If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes; and

        Identify the indicators of potential impairment that would cause you to perform an interim goodwill impairment assessment.

In accordance with paragraph 30 of FAS 142, our reporting units are generally defined as one level below an operating segment. However, there were two situations where we have aggregated two or more components which share similar economic characteristics and thus are aggregated into a single reporting unit for testing purposes.  These two situations are described further below.  This analysis has resulted in the following reporting units for our goodwill testing:

        Within our Components operating segment, Emission Solutions and Filtration have been aggregated into a single reporting unit. This reporting unit accounts for almost 90 percent of our total goodwill balance at December 31, 2008.

        Also within our Components segment, our Turbocharger business is considered a separate reporting unit.

        Within our Power Generation segment, our Alternator business is considered a separate reporting unit.

        Within our Engine segment, our Recon business is considered a separate reporting unit.  This reporting unit is in the business of remanufacturing and reconditioning engines and certain engine components.

        Our Distribution segment is considered a single reporting unit as it is managed geographically and all regions share similar economic characteristics and provide similar products and services.

        No other reporting units have goodwill.

To assist with your review of our response, we would like to provide some information about our business.  The Components Segment is a collection of businesses which manufacture and distribute products that are used in connection with Cummins Engine Segment products as well as those of competitor engine manufacturers.  The Emissions Solutions and Filtration businesses produce products that remove particulate matter generated in the operation of the engine to enhance engine performance and satisfy emission regulations.  Filtration products may be attached to either the engine itself or aftertreatment components.  Emissions Solutions products are part of a vehicle’s aftertreatment system.

We have aggregated the Filtration and Emissions Solutions businesses into one reporting unit as we believe they share a majority of the characteristics required by SFAS 142.  Paragraph 30 of FAS 142, as further interpreted by EITF Topic D-101, indicates that two or more businesses may be aggregated into a single reporting unit if a majority of the characteristics required for aggregation under paragraph 17 of SFAS 131 are similar in nature.  Our conclusion is based primarily upon the following criteria: shared economic characteristics, the similar nature of the products and production processes, class of customer, distribution channels, shared product development activity and shared production sites.

As noted in our critical accounting policies, we value our reporting units by estimating the discounted future net cash flows (including cash outflows for working capital and fixed assets) to be generated by the related businesses.  We generally start with our most recent five year forecast to develop a cash flow model and then add a terminal value based on a modest growth factor applied to the last year of our forecast.  For our Filtration and Emission Solutions reporting unit, the growth factor applied in our estimate of terminal value in our 2008 assessment was 3 percent and the discount rate used to discount our future cash flows was 11 percent.

While our methodology did not change in 2008, our future cash flow estimates were significantly lower compared to the 2007 assessment and reflected the significant decline in demand that began in the fourth quarter of 2008.  In addition to reviewing our best estimate of future cash flows we also perform the following when assessing our goodwill for impairment: (1) we perform a sensitivity analysis in our cash flow estimates by computing the variation in our cash flow forecast that would need to occur before the fair value of the reporting unit is below carrying value, and (2) for the reporting unit with the majority of our goodwill we also estimate the fair value of the reporting unit under a market multiple approach utilizing the average market multiple of two publicly traded companies in businesses similar to this reporting unit.  For your information, our annual 2008 test (performed as of the end of the third quarter) indicated that (1) our forecasted cash flows would need to vary from our forecast by over 50 percent in order for the fair value of the Filtration and Emission Solutions reporting unit to be below carrying value, and (2) our market multiple approach also computed a fair value that was significantly in excess of the carrying value.

With regard to interim impairment testing, we look to paragraph 28 of FAS 142 to assist us in identifying potential impairment indicators.  The items that would most likely cause us to perform an interim test include (1) a significant sale of a business included in the reporting unit (2) a significant impairment charge on assets in the reporting unit or (3) a significant or rapid decline in our estimated future cash flows due to deteriorating business conditions.  In this regard, we would like to point out to the staff that while we did not perform an interim impairment test as of the end of the fourth quarter of 2008, we did incorporate cash flow expectations based on the fourth quarter declining trends when conducting our assessment of goodwill as of the end of the third quarter.  We were performing our goodwill analysis at the same time that market information indicated our future cash flows would be dramatically reduced in the short-term.  The lower cash flows reflect what we believe to be a temporary reduction in cash flows due to the current global economic environment and do not reflect a change in our view of the long term growth and cash flow generation potential of the businesses.  We did not have a significant change in recorded assets of these businesses in the fourth quarter.  Thus this revised information was already taken into consideration in our annual impairment testing alleviating the need for a specific test on the fourth quarter balances.

We agree to add discussion to our critical accounting estimates as noted in the underlined text below. For your benefit, we have provided a version below of future “Annual Assessment for Recoverability of Goodwill” discussion in our critical accounting estimates assuming no further deterioration in market conditions.  New information has been underlined:

Under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), the carrying value of goodwill is reviewed annually.

The fair value of each reporting unit was estimated by discounting the future cash flows less requirements for working capital and fixed asset additions.  Our valuation method requires us to make projections of revenue, operating expenses, working capital investment and fixed asset additions for the reporting units over a multi-year period.  Additionally, management must estimate its weighted average cost of capital for each reporting unit for use as a discount rate.  The discounted cash flows are compared to the carrying value of the reporting unit and, if less than the carrying value, a separate valuation of the goodwill is required to determine if an impairment loss has occurred.  In addition, we also perform a sensitivity analysis to determine how much our forecasts can fluctuate before the fair value of a reporting unit would be lower than its carrying amount.

As of the end of the third quarter in 2008, we performed the annual impairment assessment required by SFAS 142 and determined that our goodwill was not impaired.  At December 31, 2008, our recorded goodwill was $362 million, approximately 90 percent of which resided in the Emissions Solution plus Filtration reporting unit.  For this reporting unit, a 10 percent reduction in our estimated future cash flows would not have impacted our assessment. Changes in our projections or estimates, a deterioration of our operating results and the related cash flow effect or a significant increase in the discount rate could decrease the estimated fair value of our reporting units and result in a future impairment of goodwill.

3.   As a related matter, please revise future filings to give an indication of the reporting units to which goodwill is attributable.

We agree with the staff that this information would be beneficial to users of our financial statements and will disclose our reporting units in our goodwill policy note in future filings.

Item 11.  Executive Compensation, page 64

4.   We note your disclosure on page 16 of the proxy statement that is incorporated by reference to your Form 10-K that “[b]ase salary is normally set in the median range of base salaries of individuals with similar positions in U.S. manufacturing companies of similar size to [you].”  In future filings, as applicable, if any of your named executive officers are compensated at levels that are materially different from this targeted level of compensation, please provide discussion and analysis as to why.

In next year’s Compensation Discussion and Analysis we will provide discussion and analysis regarding any Named Executive Officers whose base salary is materially different than the market median.

Consolidated Financial Statements

Consolidated Balance Sheets

5.   Please tell us how your presentation of goodwill and intangible assets, net as a combined line item complies with paragraph 43 of SFAS 142.  Please revise future filings, as appropriate.

Our original presentation of goodwill and intangible assets as one line took into consideration our understanding of Regulation S-X Article 5, Rule 5-02 (15) which requires separate identification of intangible assets which is in excess of five percent of the total assets.  While we understood our presentation of goodwill and other intangible assets, net, as a combined line item to be an appropriate balance sheet presentation for an entity with goodwill and other intangibles each under five percent of total assets, we will present goodwill and other intangible assets as separate line items in future filings.

Note 12.  Product Warranty Liability, page 104

6.   We see that you recorded warranty expense of $177 million during fiscal year 2008 as a change in estimate for mid-range engine products launched in fiscal year 2007.  Please tell us where you have provided the disclosures required by paragraph 22 of SFAS 154.  In addition, please revise critical accounting policies within MD&A in future filings to discuss the nature of the change in accounting estimate and what assumptions changed resulting in the increase to the warranty accrual.

We understand Paragraph 22 of SFAS 154 requires disclosure of impacts to pretax, after tax and per share amounts if changes in estimates made in the ordinary course of accounting are material.  In future filings we will disclose the after tax and per-share impacts of the change in estimate recorded in 2008 in the footnote.

The discussion of warranty in our 2008 “Application of Critical Accounting Estimates” section of our 10-K currently states:

We estimate and record a liability for warranty programs, primarily base warranty and other than product recalls, at the time our products are sold.  Our estimates are based on historical experience and reflect management’s best estimate of expected costs at the time products are sold and subsequent adjustment to those expected costs when actual costs differ.  As a result of the uncertainty surrounding the nature and frequency of product recall programs, the liability for such programs is recorded when we commit to a recall action, which generally occurs when it is announced.  Our warranty liability is generally affected by component failure rates, repair costs and the time of failure.  Future events and circumstances related to these factors could materially change our estimates and require adjustment to our liability.  New product launches require a greater use of judgment in developing estimates until historical experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend evident eight quarters after launch.  We generally record warranty expense for new products upon shipment using a factor based upon historical experience only in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter.  Note 12 to the Consolidated Financial Statements contains a summary of the activity in our warranty liability account for 2008 and 2007 including adjustment to pre-existing warranties.

We agree to add the following language to this section in future filings for which the 2008 period is included:

During 2008, actual cost trends for certain midrange engine products, including product launched in 2007 and for which warranty periods can extend to five years, indicated higher per claim repair cost than the product on which the initial accrual rate was developed.  These products include more electronic parts than historical models contributing to the higher cost per claim.  In addition, certain products introduced in 2003 and sold prior to 2007 for which the warranty period extended five years also demonstrated a higher cost per claim than that of predecessor products.  We increased our liability in 2008 as these experience trends became evident.

 Exhibits 31.1 and 31.2

7.   We note that your Section 302 certifications deviate in numerous respects from the form required by Regulation S-K Item 601(b)(31).  For example, we note that:

        your Chief Executive Officer and Chief Financial Officer have included their title in the first line of the certification;

        you have replaced the word “report” in paragraphs 1-4 with “annual report”;

        you have replaced the language “registrant’s most recent fiscal quarter(the registrant’s fourth fiscal quarter in the case of an annual report)” with “fourth quarter” in paragraph 4(d); and

        you have replaced the phrase “[t]he registrant” in paragraphs 4-5 with “Cummins.”

Beginning with the 2009 second quarter 10-Q, we will change our certifications to duplicate Regulation S-K Item 601(b)(31) in its entirety.

Finally, we acknowledge:

       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please contact me at (812) 377-3411.

Sincerely,

/s/ Marsha L. Hunt

Marsha L. Hunt

Vice President and Corporate Controller

cc  Theodore M. Solso, Chairman and Chief Executive Officer

      Patrick Ward, Vice President and Chief Financial Officer

      Robert J. Darnall, Chairman of the Audit Committee of the Board of Directors